NEWS RELEASE July 31, 2007 NR 7-21

Uranium One and Energy Metals Receive CFIUS Approval for Proposed Arrangement

Vancouver, British Columbia, July 31, 2007: Energy Metals Corporation (“EMC”) announces today that the proposed acquisition of EMC by Uranium One has been cleared by the Committee on Foreign Investments in the United States (“CFIUS”) under the provisions of the Exon-Florio Amendment to the Defense Production Act of 1950.

About Energy Metals Corporation

Energy Metals Corporation is a TSX and NYSE Arca listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently development drilling the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information about Uranium One, please visit www.uranium1.com

For further information, please contact:
Energy Metals Corporation
Paul Matysek, M.Sc., P.Geo., CEO and President: (604) 684-9007
Bill Sheriff, B.Sc., Chairman: (972) 333-2214
Farhad Abasov, B.A., MBA, VP Strategic Communications: (604) 697-5684
For more information, send questions and comments to info@energymetalscorp.com.

Certain of the statements made herein, including any information as to the timing and completion of the proposed transaction, the potential benefits thereof, the future activities of and developments related to Energy Metals and Uranium One prior to the proposed transaction and the combined company after the proposed transaction, market position, and future financial or operating performance of Uranium One or Energy Metals, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations' ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: uranium and gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia, Kazakhstan or other countries in which either corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of uranium and gold exploration, development and mining, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of uranium and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled "Risk factors" in Uranium One's Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com, and the section entitled "Risk factors" in Energy Metal's Annual Information Form for the year ended June 30, 2006 which is available on SEDAR at www.sedar.com and from the SEC at www.sec.gov and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about Uranium One, please visit www.uranium1.com. For further information about Energy Metals, please visit www.energymetalscorp.com.

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.